Exhibit 99.1

U.S. AUTO PARTS NETWORK, INC.

BOARD CANDIDATE AGREEMENT

This Board Candidate Agreement (this “Agreement”) is made and entered into as of March 20, 2014 by and among U.S. Auto Parts Network, Inc., a Delaware corporation (the “Company”), Timothy Maguire (the “Individual”), Maguire Financial, LP (the “Partnership”) and Maguire Asset Management, LLC (the “LLC”, and together with the Individual and the Partnership, “Maguire”).

Recitals

Whereas, the Company desires to collaborate with Maguire to attempt to identify a candidate for appointment to the Company’s Board of Directors (the “Board”).

Agreement

Now, Therefore, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.           Director Candidate Search.

1.1           Candidate Search.  For a period of 90 days from the date hereof, the Board’s Nominating and Corporate Governance Committee (the “Nominating Committee”) will conduct a search and take related actions to attempt to identify and vet suitable candidates for appointment to the Board, with the goal of the candidate search being for the Board to appoint one additional director to the Board prior to the end of such 90-day period who qualifies as “independent” under the Nasdaq corporate governance standards (the “Candidate Search”).  The Nominating Committee shall conduct the Candidate Search based on criteria established by the Nominating Committee, including, without limitation, those criteria set forth in the Company’s Definitive Proxy Statement filed by the Company with the Securities and Exchange Commission on May 30, 2013, under the heading “Corporate Governance - Nominating and Corporate Governance Committee.”

1.2           Approval Process.  Throughout the Candidate Search, whenever the Nominating Committee identifies and vets a candidate whom the Nominating Committee considers a suitable candidate for appointment to the Board (each such candidate identified by the Nominating Committee, a “Nominating Committee Candidate”), the Nominating Committee shall so inform Maguire and Maguire shall be provided a reasonable opportunity to interview such Nominating Committee Candidate and receive information that has been received by the Nominating Committee with respect to such Nominating Committee Candidate and such other information with respect to such Nominating Committee Candidate as Maguire shall reasonably request.  Following Maguire’s review of such Nominating Committee Candidate, Maguire shall provide written notice to the Company’s General Counsel (the “Primary Contact”) as to whether Maguire approves of such Nominating Committee Candidate as a potential member of the Board (any such Nominating Committee Candidate identified by the Nominating Committee and so approved by Maguire, an “Approved Nominating Committee Candidate”).  In addition, as part of the Candidate Search, Maguire may identify to the Primary Contact in writing candidates for appointment to the Board, including providing appropriate background information about such candidates’ experience and abilities to enable the Nominating Committee to screen such candidates and determine if such candidates should be interviewed by the Nominating Committee as possible director candidates (each such candidate identified by Maguire, a “Maguire Candidate”).  The Primary Contact or any member of the Nominating Committee shall inform Maguire with respect to each Maguire Candidate as to the Nominating Committee’s determination on whether it will interview such Maguire Candidate as a possible director candidate, and, for those Maguire Candidates whom the Nominating Committee does interview, following such interview and the conclusion of the Nominating Committee’s vetting process with respect to such Maguire Candidate (which shall be conducted as promptly as practicable), whether the Nominating Committee approves of such Maguire Candidate as a potential member of the Board (any such Maguire Candidate so approved by the Nominating Committee, an “Approved Maguire Candidate”).  The first candidate who is either an Approved Nominating Committee Candidate or an Approved Maguire Candidate (the first such candidate, the “Agreed-Upon Candidate”) shall, subject to such candidate’s consent, be appointed to the Board in accordance with Section 1.3, at which time the Candidate Search, and all of the parties’ rights and obligations related thereto, shall terminate, except as otherwise provided in Section 1.4.  In the event that neither an Approved Nominating Committee Candidate nor an Approved Maguire Candidate is identified and appointed to the Board within the 90-day period after the date hereof, then (a) the parties hereto shall continue to attempt to identify and appoint to the Board an Approved Nominating Committee Candidate or an Approved Maguire Candidate following the expiration of such 90-day period in accordance with the procedures set forth herein and (b) the Individual shall be deemed to be the Agreed-Upon Candidate for purposes of this Agreement and shall, subject to such candidate’s consent, be appointed to the Board in accordance with Section 1.3, until the first candidate who is either an Approved Nominating Committee Candidate or an Approved Maguire Candidate is identified and appointed to the Board in accordance with Section 1.3 (in which case, immediately prior to such appointment, the Individual shall resign from the Board).  For purposes of identifying an Agreed-Upon Candidate, including pursuant to Section 1.4, once Maguire provides the Company with a Maguire Candidate or the Nominating Committee provides Maguire with a Nominating Committee Candidate, each of Maguire and the Company hereby agrees that throughout the period during which this Section 1 remains in effect such individual shall continue to be, and at all times shall remain, a Maguire Candidate or a Nominating Committee Candidate, as the case may be.

1.3           Director Appointment and Related Actions.  If an Agreed-Upon Candidate has been identified and consented to his or her appointment to the Board, the Nominating Committee shall recommend such candidate to the Board for appointment as a director, the Board shall appoint such candidate to serve as a member of the Board as a Class I director who shall serve until the Company’s 2016 Annual Meeting of Shareholders (the “2016 Meeting”) and until his or her successor is duly elected and qualified, and the Board shall also adopt a resolution increasing the size of the Board by one director, to a total of nine directors and take any other actions which may be necessary to effect the Agreed-Upon Candidate’s appointment to the Board.  The Company agrees that, from the date of this Agreement through the date that is six (6) months after the date on which the Agreed-Upon Candidate is appointed to the Board (but in no event later than the date that is nine (9) months after the date of this Agreement), it will not increase the size of the Board above nine (9) directors.

1.4           Replacement Director.    If an Agreed-Upon Candidate is appointed to the Board and, prior to the expiration of the Voting Period, resigns (other than in accordance with the penultimate sentence of Section 1.2), is removed from the Board or is unable to serve for any reason (any such event, a “Replacement Event”), the foregoing provisions of this Section 1 shall apply to determine a replacement for such Agreed-Upon Candidate (with the 90-day period measured from the date on which the Replacement Event occurs), and any such replacement determined pursuant to such provisions shall be deemed to be an Agreed-Upon Candidate for purposes of this Agreement.

1.5           Automatic Termination.  Notwithstanding anything else in this Agreement to the contrary, if at any point in time Maguire does not beneficially own more than 4% of the Company’s outstanding shares of voting capital stock (as such ownership is calculated pursuant to the rules of The NASDAQ Global Market), this Section 1 shall automatically terminate and be of no further force or effect (such event, a “Termination Event”).  In order for the Company to determine the occurrence of a Termination Event, Maguire shall provide written notice to the Primary Contact within two business days following any transaction by Maguire which has the effect of decreasing the number of shares of the Company’s voting capital stock that Maguire beneficially owns (as such ownership is calculated pursuant to the rules of The NASDAQ Global Market).  If a Termination Event occurs within the 90-day period after the date of this Agreement without an Agreed-Upon Candidate having been appointed to the Board, the Nominating Committee will continue to conduct the Candidate Search, in consultation with Maguire, with the goal of having the Board appoint one additional director to the Board prior to the end of such 90-day period who qualifies as “independent” under the Nasdaq corporate governance standards and who is reasonably acceptable to Maguire (but without the Company having to in fact obtain Maguire’s approval prior to the appointment to the Board of such additional director).

2.           Voting Agreement.

2.1           Maguire Shares.  During the Voting Period, Maguire agrees to vote all shares of voting capital stock of the Company registered in Maguire’s name or beneficially owned by Maguire (as determined by Rule 13d-3 of the Securities Exchange Act of 1934, as amended), including any and all voting securities of the Company legally or beneficially acquired by Maguire after the date hereof (hereinafter collectively referred to as the “Maguire Shares”), in accordance with the provisions of this Section 2.  For purposes of this Agreement, the “Voting Period” shall mean the period of time beginning on the date of this Agreement and ending on the earliest to occur of (i) the date that is 30 calendar days prior to the deadline established pursuant to the Company’s bylaws for the submission of stockholder nominations for the 2016 Meeting; (ii) the date on which a Termination Event occurs if an Agreed-Upon Candidate has not then been appointed to the Board; and (iii) if a Termination Event occurs and an Agreed-Upon Candidate has been appointed to the Board, the date on which such Agreed-Upon Candidate ceases to serve as a director for any reason; provided, however, that if the Agreed-Upon Candidate is nominated by the Board for re-election as a director of the Company at the 2016 Meeting and is included as a nominee in the Company’s proxy statement for the 2016 Meeting, the Voting Period shall thereafter be extended and will expire on the day immediately following the 2016 Meeting.

2.2           Voting Agreement.  During the Voting Period, at any annual or special meeting of stockholders of the Company called, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought from Maguire with respect to the election of directors, Maguire shall vote (or cause to be voted) the Maguire Shares on each director nomination presented for a vote, consent or other approval in accordance with the formal recommendation of a majority of the Board (acting as such).

2.3           Unauthorized Proposal.  During the Voting Period, Maguire shall not, directly or indirectly (including through agents or attorneys or affiliated entities), provide assistance, information, encouragement or advice (including by way of furnishing nonpublic information) to any third party in connection with any vote, consent, approval or action to be taken by the Company’s stockholders that has not been formally recommended by a majority of the Board (acting as such), or take any other action to facilitate a vote, consent or other approval of the Company’s stockholders on any matter (or director nomination) not formally recommended by a majority of the Board (acting as such) (an “Unauthorized Proposal”), including, without limitation, the solicitation of proxies for a matter (or director nomination) to be voted upon by the Company’s stockholders and not formally recommended by a majority of the Board (acting as such).  During the Voting Period, Maguire shall not, directly or indirectly (including through agents or attorneys or affiliated entities) have any communications with any third parties with respect to (or that could reasonably be expected to lead to) an Unauthorized Proposal.  Notwithstanding anything to the contrary contained in the foregoing, Maguire shall not be prohibited from (a) voting the Maguire Shares in a manner that does not result in a violation of Section 2.2, or (b) (i) making any non-public statement to any officer or director of the Company or (ii) taking any action or making any other statement to the extent required by any applicable law, rule, regulation or legal process; provided, that Maguire provides the Company with reasonable advance notice, to the extent legally permissible, of the requirement to take such action or make such statement and, at the Company’s reasonable request and expense, uses commercially reasonable efforts to assist the Company with taking whatever measures may be at Maguire’s or the Company’s disposal to prevent the taking of such action or making of such statement or to secure confidential treatment with respect to such statement.

2.4           Proxy.  During the Voting Period, Maguire agrees, within five business days after receipt, to execute and deliver to the Company, or cause to be executed and delivered to the Company, all proxy cards and written consents received by Maguire from the Company with respect to the election of directors, in each case directing that the Maguire Shares held by Maguire as of the applicable record date be voted in accordance with Section 2.2.

3.           Representations and Warranties.

3.1           Maguire Enforceability.  The Individual, the Partnership and the LLC each represents and warrants to the Company that it has all requisite power to execute and deliver this Agreement and that that the execution, delivery and performance of this Agreement by them will not and does not conflict with any agreement, arrangement or understanding, written or oral, to which the Individual, the Partnership or the LLC is a party or by which such party is bound.  Upon its execution and delivery, this Agreement will be a valid and binding obligation of the Individual, the Partnership and the LLC, enforceable against the Individual, the Partnership and the LLC in accordance with its terms.  The Individual, the Partnership and the LLC each certifies and agrees that it has not and will not enter into any agreement, arrangement or understanding, either written or oral, in conflict with this Agreement without notifying the Company in advance and receiving the Company’s express written permission.

3.2           Power to Vote.  Maguire has full power to vote the Maguire Shares owned as of the date hereof as provided in Section 2.  Neither Maguire nor any of the Maguire Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting of the Maguire Shares, except as otherwise contemplated by this Agreement.  During the Voting Period, Maguire will not enter into any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting of the Maguire Shares, except as otherwise contemplated by this Agreement.

3.3           Company Enforceability.  The Company represents and warrants to Maguire that it has all requisite power to execute and deliver this Agreement and that that the execution, delivery and performance of this Agreement by it will not and does not conflict with any of its organizational documents or any agreement, arrangement or understanding, written or oral, to which the Company is a party or by which the Company is bound.  Upon its execution and delivery, this Agreement will be a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.  The Company certifies and agrees that it has not and will not enter into any agreement, arrangement or understanding, either written or oral, in conflict with this Agreement without notifying Maguire in advance and receiving Maguire’s express written permission.

4.           Mutual Nondisparagement.

4.1           During the Voting Period, Maguire shall not, directly or indirectly (including through officers, directors, employees, agents, attorneys or affiliated entities), disparage the Company or its respective officers, directors, employees, business operations, stockholders and agents, as applicable, in any manner likely to be harmful to them or their business, business reputation or personal reputation, nor shall Maguire provide assistance, information, encouragement or advice to any third party for the purpose of disparaging the Company or its respective officers, directors, employees, business operations, stockholders and agents, as applicable, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that the foregoing shall not prevent Maguire from (a) responding accurately and fully to any question, inquiry or request for information when required by legal process (provided that Maguire provides the Company with reasonable advance notice, to the extent legally permissible, of such disclosure and, at the Company’s reasonable request and expense, uses commercially reasonable efforts to assist the Company with taking whatever measures may be at Maguire’s or the Company’s disposal to prevent such disclosure or to secure confidential treatment with respect to such disclosure), (b) enforcing its rights under this Agreement, or (c) engaging in non-public communications with the Company, its officers and directors.

4.2           During the Voting Period, the Company shall not, directly or indirectly (including through officers, directors, employees, agents, attorneys or affiliated entities), disparage Maguire or any of its respective officers, directors, employees, managers, members, partners, business operations, investment strategies or agents, as applicable, in any manner likely to be harmful to any of them or their business, business reputation or personal reputation, nor shall the Company provide assistance, information, encouragement or advice to any third party for the purpose of disparaging Maguire or any of its respective officers, directors, employees, managers, members, partners, business operations, investment strategies or agents, as applicable, in any manner likely to be harmful to any or them or their business, business reputation or personal reputation; provided that the foregoing shall not prevent the Company from (a) responding accurately and fully to any question, inquiry or request for information when required by legal process (provided that the Company provides Maguire with reasonable advance notice, to the extent legally permissible, of such disclosure and, at Maguire’s reasonable request and expense, uses commercially reasonable efforts to assist Maguire with taking whatever measures may be at the Company’s or Maguire’s disposal to prevent such disclosure or to secure confidential treatment with respect to such disclosure), (b) enforcing its rights under this Agreement, or (c) engaging in non-public communications with Maguire.

5.           Press Release.

5.1           Promptly following the execution of this Agreement, the Company and Maguire shall issue a joint press release in the form of Exhibit A attached hereto with respect to the execution and delivery of this Agreement and the material provisions hereof.

6.           Miscellaneous.

6.1           Governing Law; Venue. This Agreement shall be construed, enforced, and interpreted pursuant to the laws of the State of Delaware, without regard to choice of law rules, as applied to contracts made and to be performed entirely in Delaware.  The parties agree that any proceeding brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby irrevocably submit to the exclusive jurisdiction and venue of, any state or federal court located in the State of Delaware in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agree that all claims in respect of the proceeding shall be heard and determined only in any such court and agree not to bring any proceeding arising out of or relating to this Agreement in any other court.  The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

6.2           Assignability. Except as otherwise provided in this Agreement, neither the Company nor Maguire may sell, assign or delegate any rights or obligations under this Agreement, except that the Company, if it is a party to any merger, consolidation, share exchange, business combination or similar transaction that results in a change in control of the Company and the Company is not the surviving entity in such transaction, may assign this Agreement to the surviving entity in such transaction.

6.3           Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior written and oral agreements between the parties regarding the subject matter of this Agreement.

6.4           Headings. Headings are used in this Agreement for reference only and shall not be considered when interpreting this Agreement.

6.5           Notices.  Any notice or other communication required or permitted by this Agreement to be given to a party shall be in writing and shall be deemed given upon receipt if delivered personally or by commercial messenger or courier service, or three business days after mailing if mailed by U.S. registered or certified mail (return receipt requested, postage prepaid), or upon receipt if sent via facsimile (with receipt of confirmation of complete transmission) to the party at the party’s address or facsimile number written below or at such other address or facsimile number as the party specifies in writing by like notice.  A copy of any such notice shall also be given by email transmission.

If to the Company, to:

U.S. Auto Parts Network, Inc.
16941 Keegan Ave.
Carson, CA 90746
Attn: General Counsel
Facsimile:  (310) 735-0092
Email: bstevenson@usautoparts.com

If to Maguire, to:

Maguire Asset Management, LLC
1810 Ocean Way
Laguna Beach, California 92651
Attn: Timothy Maguire
Email:  tm@maguirefinancial.com

With a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
65 East 55th Street
New York, New York 10022
Attn:  Steve Wolosky, Esq.
Facsimile:  (212) 451-2222
Email:  swolosky@olshanlaw.com

6.6           Amendments; Waiver. No modification of or amendment to this Agreement, or any waiver of any rights under this Agreement, will be effective unless in writing and signed by Maguire and the Company.

6.7           Expenses.  The Company and Maguire shall each bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated herein; provided, however, that the Company shall reimburse the reasonable, documented fees and expenses of one counsel to Maguire in connection with the transactions contemplated hereby, not to exceed $10,000 in the aggregate.

6.8           Attorneys’ Fees. In any court action at law or equity that is brought by one of the parties to this Agreement to enforce or interpret the provisions of this Agreement, the prevailing party will be entitled to reasonable attorneys’ fees, in addition to any other relief to which that party may be entitled.

6.9           Equitable Remedy.  The parties hereto hereby declare that irreparable damage would occur, and that it is impossible to measure in money the damages which will accrue, by reason of a failure of a party to perform any of its obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable (in addition to any other remedy to which a party is entitled at law or in equity).  If a party (a “Moving Party”) institutes any action or proceeding to specifically enforce the provisions of this Agreement, or to obtain injunctive or other equitable relief to prevent any breach or threatened breach of this Agreement, the other party hereby waives the claim or defense therein that the Moving Party has an adequate remedy at law, and shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.  In any such case, the Moving Party will not be required to post a bond or other security.

6.10           Further Assurances. Maguire and the Company each agree, upon request by the other party, to execute and deliver any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

6.11           Severability.  If any provision of this Agreement is found to be illegal or unenforceable, the other provisions shall remain effective and enforceable to the greatest extent permitted by law.

6.12           Counterparts and Facsimiles.  This Agreement may be executed electronically or via facsimile and in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.  Electronic or facsimile signatures shall be deemed original signatures for all purposes.

In Witness Whereof, the parties hereto have executed this Agreement as of the date set forth above.

U.S. Auto Parts Network, Inc.		Timothy Maguire

By:	/s/ Shane Evangelist
/s/ Timothy Maguire
Name:	Shane Evangelist

Title:	CEO

Maguire Financial, LP

By:	/s/ Timothy Maguire

Name:	Timothy Maguire

Title:	Managing Member

Maguire Asset Management, LLC

By:	/s/ Timothy Maguire

Name:	Timothy Maguire

Title:	Managing Member